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                           January 18, 2024

       Enric Asunci  n Escorsa
       Chief Executive Officer
       Wallbox N.V.
       Carrer del Foc, 68
       Barcelona, Spain 08038

                                                        Re: Wallbox N.V.
                                                            Registration
Statement on Form F-3
                                                            Filed on January
12, 2024
                                                            File No. 333-276491

       Dear Enric Asunci  n Escorsa:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Sarah
Sidwell at 202-551-4733 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Ryan Maierson